Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Extraordinary General Shareholders’ Meeting held on August 3, 2016

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of Extraordinary General Shareholders’ Meeting held on August 3, 2016

Date, Time and Location:

August 3, 2016, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Attendance: shareholders representing 68.4% of the social capital attended the meeting. We also registered the attendance of: (i) the Vice-Chairman and another member of the Board of Directors of the Company; (ii) the Chief Executive Officer of the Company; (iii) the Chief Financial and Investor Relations Officer of the Company; (iv) Mr. Flávio César Maia Luz, Mr. Mario Probst and Nilson Martiniano Moreira, members of the Fiscal Council; (v) Mr. Alessandro Decio Farkuh, Mr. André Moor Whitaker de Assumpção and Mr. Mário Alves Vasconcelos Neto, representatives from Banco Bradesco BBI S.A., registered under CNPJ 06.271.464/0073-93, located at Avenida Paulista, nr 1,450, 8th floor, in the City and State of São Paulo (“Appraisal Firm”).

Publications:

Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on July 2, 5 and 6, 2016 and in the newspaper “Valor Econômico” on July 4, 5 and 6, 2016.

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

Chairman and Secretary of the Meeting:

Chairman – Luiz Antonio de Sampaio Campos.

Secretary – Sandra López Gorbe.

Order of the Day:

In accordance to the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of this Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3rd of the same article. Voting instructions received by the Chairman and Secretary of the Meeting duly filed at the Company’s headquarters.

2. In accordance with the terms of the Article 256, paragraph 1st of the Brazilian Corporate Law, shareholders representing 99.998% of the Shareholders present approved, without amendment or reservations, the acquisition, through the Company’s wholly owned subsidiary Ipiranga Produtos de Petróleo S.A., directly or indirectly, of the total capital stock of Alesat Combustíveis S.A. and the assets comprising its operations. The management of the Company is hereby authorized to undertake all necessary acts for the conclusion and implementation of the Acquisition.

General Observations and Closing:

It was noted that, in accordance with Article 256, paragraph 2nd, combined with Article 137, item (ii), of the Brazilian Corporate Law, the shareholders of the Company who dissent from resolution 2 above will not be entitled to withdrawal rights, once the Company’s shares have market liquidity and dispersion.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the those shareholders attending the Meeting.

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors and shareholder of the Company

PEDRO WONGTSCHOWSKI – as member of the Board of Directors of the Company

THILO MANNHARDT – as Chief Executive Officer and shareholder of the Company

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

ANA PAULA SANTORO CORIA; ANDRÉ COVRE; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; FLÁVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JOÃO BENJAMIN PAROLIN; JOÃO MARCOS CAZULA; JOSÉ AUGUSTO DUTRA NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JULIO CESAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LUCIANA DOMAGALA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; MIGUEL ROTHMANN JARROS; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; TABAJARA BERTELLI COSTA

MONTEIRO ARANHA S.A.

THE BANK OF NEW YORK MELLON

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

WOLFGANG EBERHARD ROHRBACH

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

CHRISTY PARTICIPAÇÕES LTDA.

BARTHE HOLDINGS LLC; TYLER FINANCE LLC; BEWETT INTERNACIONAL LLC; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE AÇÕES

COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES; CLARI FUNDO DE INVESTIMENTO EM AÇÕES

STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM AÇÕES; STK LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; VITORIA FUNDO DE INVESTIMENTO DE AÇÕES—BDR NIVEL I

GROUPER EQUITY LLC; SQUADRA MASTER LONG BIASED FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG ONLY FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES; FPRV SQA SANHAÇO FIA PREVIDENCIÁRIO; SNAPPER EQUITY LLC

M SQUARE ACOES CSHG MASTER FIA; M SQUARE ACOES CSHG MASTER INSTITUCIONAL FIA; NATO FIA—INVESTIMENTO NO EXTERIOR; MBV FIA; M SQUARE ALISIO FIA; YALE UNIVERSITY; MSQ BRAZIL VALUE LONG ONLY FUNS II LLC

BRASIL PLURAL RETORNO ABSOLUTO FIM CP; BRASIL PLURAL PETROS—FUNDO DE INVESTIMENTO EM AÇÕES; FUNDO DE INVESTIMENTO MULTIMERCADO TAQUARI; GERDAU PREVIDENCIA FUNDO DE INVESTIMENTO EM AÇÕES 02; BRASIL PLURAL ENERPREV FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL XAVANTES FIA; PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; HERTZ FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO; BRASIL PLURAL AERIS FIA; NUCLEOS I BRASIL PLURAL FUNDO DE INVESTIMENTO MULTIMERCADO; NUCLEOS III BRASIL PLURAL FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL PLURAL GLOBAL EQUITIES FIA INVESTIMENTO NO EXTERIOR; PLURAL CAPITAL BRAZIL (DE) LLC; BRASIL PLURAL INSTITUCIONAL FIM; BRASIL PLURAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL FUNDO DE INVESTIMENTO DE AÇÕES; BRASIL PLURAL LONG AND SHORT PLUS FIA; BRASIL PLURAL LONG BIASED FIA; BRASIL PLURAL MASTER PREVIDENCIA; BRASIL PLURAL MACRO FIM

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

AUDACE FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL LS EQUITIES MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABS INST PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL HEDGE PLUS FIM; BTG PACTUAL ICATU SEG SELECT PREVIDÊNCIA MULTIMERCADO FIM; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED FIM; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO DE AÇÕES PREVIDENCIÁRIO; BTG PACTUAL PENSION MM FI PREVIDENCIÁRIO; BTG PACTUAL PIPE FIA; FUNDO DE INVESTIMENTO CAIXA BTG PACTUAL X 30 MULTIMERCADO LP; FUNDO DE INVESTIMENTO MULTIMERCARDO PREV 1; FIA AMIS; GERDAU PREVIDENCIA FIA 5; FUNDO DE INVESTIMENTO MULTIMERCADO UNIPREV III

ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL—EMERGING MARKETS EQUITY FUND;

ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN GLOBAL—LATIN AMERICAN EQUITY FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; AMP CAPITAL FUNDS MGMT LTD EFM INTERNATIONAL SHARE FUND 10; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; COMGEST GROWTH PLC; HOUR-GLASS EMERGING MARKET SHARE FUND; MATIGNON GLOBAL ACTIONS EMERGENTES; SUN LIFE SCHRODER EMERGING MARKETS FUND

ESSOR EMERGENT

BEST INVESTMENT CORPORATION; JPMORGAN BRAZIL EQUITY MASTER INVESTMENT TRUST

FIDELITY FUNDS SICAV; PINEHURST PARTNERS, L.P.

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

BUREAU OF LABOR FUNDS—LABOR INSURANCE FUND; BUREAU OF LABOR FUNDS—LABOR PENSION FUND; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; CONSTRUCTION & BUILDING UNIONS SUPER FUND; EQ ADVISORS TRUST—AXA GLOBAL EQUITY MANAGED VOLATILITY PORTFOLIO; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITU EMERGING MARKETS FUND; FIDELITY INVESTMENT MONEY MANAGEMENT INC; FORSTA AP-FONDEN; GENESIS EMERGING MARKETS FUND LIMITED; GOLDMAN SACHS TRUST—GOLDMAN SACHS EMERGING MARKETS E I F; JTSB LTD AS TR FOR SUM TR AND BANK CO.,LTD TR FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FUND ICVC—JPM EMERGING MARKETS FUND; JPMORGAN FUNDS; JPMORGAN FUNDS—EMERGING MARKETS EQUITY FUND; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKT; MOMENTUM INVESTMENT FUNDS SICAV-SIF; MORGAN STANLEY INVESTMENT FUNDS EMERGING MK EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; STATE SUPER FINANCIAL SERV INTL EQ SECTOR TRU; TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; UNIVERSITIES SUPERANNUATION SCHEME LTD; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND; THE CHANCELLOR, MASTERS & SCHOLARS OF THE UNIVERSITY OF OXFORD AS TRUSTEE OF THE OXFORD FUNDS –OEF CLASS ACCOUNT 238 PLAN ASSOCIATES LLC; ABBEY LIFE PENSIONS MANAGED FUND; ABBEY PENSION INTERNATIONAL FUND; ABERDEEN CANADA—EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN F; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ADVANCED SERIES TRUST—AST AQR EMERGING MARKETS EQUITY PORT; ADVANCED SERIES TR—AST BLACKROCK GL STRATEGIES PORTFOLIO; ADVANCED SERIES TRUST—AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST—AST PARAMETRIC EME PORTFOLIO; ADVANCED SERIES TRUST—AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVISORS INNER CIRCLE FUND-ACADIAN E.M. PORTFOLIO; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; AMERICAN CENTURY RETIREMENT DATE TRUST; AMERICAN CENTURY SICAV; AMERICAN CENT STRAT ASSET ALLOCATIONS, INC.—STRATEG A AG F; AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.-STR A M F; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC EMERG MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FD,INC-NT EMERGING MARKETS FD; AMERICAN HONDA MASTER RETIREMENT TRUST; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; AUSTRALIA P.SUPERANNUATION SCHEME; AXA WORLD FUNDS; AXA WORLD FUNDS—FRAMLINGTON EMERGING MARKETS; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LATIN AMERICA FUND INC; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; BP PENSION FUND; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALVERT WORLD VALUES FUNDS, INC.—CALVERT E M E FUND; CANADA PENSION PLAN INVESTMENT BOARD; CATHOLIC HEALTH INITIATIVES; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; CITIGROUP 401 (K) PLAN; CITY OF FRESNO RETIREMENT

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

SYSTEM; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CITY OF NEW YORK GROUP TRUST; CMLA EMERGING MARKETS FUND; COHEN & STEERS COLLECTIVE INVESTMENT TRUST; COLLEGE RETIREMENT EQUITIES FUND; COLLEGES OF APPLIED ARTS AND TECHNOL. P.PLAN; COMMONWEALTH SUPERANNUATION CORPORATION; DESJARDINS EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DEVON COUNTY COUNCIL; DGIA EMERGING MARKETS EQUITY FUND L.P.; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS—DREYFUS STRATEGIC BETA E M E F; DRIEHAUS EMERGING MARKETS GROWTH FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE TR CO CO TR FD—PA STR EM MKTS EQ COM TR FD; EGSHARES EM QUALITY DIVIDEND ETF; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; ENSIGN PEAK ADVISORS, INC; F&C COMMINGLED FUND II LIMITED—F&C RES EMER MARK EQ ESG F; F&C COMMINGLED FUND II LIMITED—F&C R EMERG M E SCR ESG FUNF; F&C PORTFOLIOS FUND—F&C GL EM MK PORTFOLIO; FIDELITY ADVISOR INT CAP APPRECIATION FUND; FIDELITY EMERGING MARKETS FUND; FIDELITY INVEST T F INTERNATIONAL CAPITAL APPRECIATION FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN TOTAL INTERNATIONAL INDEX FUND; FIRST STATE INVEST ICVC—STEWART INVEST LATIN AMERICA FUND; FIRST TRUST BICK INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIRST TRUST ABERDEEN EMERGING

OPPORTUNITY FUND; FISHER INVESTMENTS COLLECTIVE TRUST; FISHER INVESTMENTS INSTITUTIONAL GROUP EMERGING MARKETS E F; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FUTURE FUND BOARD OF GUARDIANS; GARD COMMON CONTRACTUAL FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GIVI GLOBAL EQUITY FUND; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GOLDMAN SACHS GIVI GLOBAL EQUITY—GROWTH M TILT PORTFOLIO; GOLDMAN SACHS FUNDS—G S G GROWTH AND EMERGING MARK EQ PORT; GOLDMAN SACHS FUNDS II—GOLDMAN SACHS GMS EMERGING MARKETS; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; GOLDMAN S S INVESTMENT TRUST (CAYMAN ISLANDS)—M-A E V FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GREATBANC COLLECTIVE INVESTMENT TRUST IV; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO; HEWLETT-PACKARD COMPANY MASTER TRUST; IBM 401 (K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; ILLINOIS STATE BOARD OF INVESTMENT; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; INTERNATIONAL EQUITY FUND; INVESCO MACRO INTERNATIONAL EQUITY FUND; INVESCO MACRO LONG/SHORT FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES LATIN AMERICA 40 ETF; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TR SER B, LTD. RE: RB DAIWA BRL MID-SMALL CAP E M FUND; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F; JOHN HANCOCK EMERGING MARKETS EQUITY FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; KAPITALFORENINGEN UNIPENSION INVEST, GLOBALE AKTIER IV; KBI DST EMERGING MARKET ESG FUND; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUB LT COMPANY; KLEINWORT BENSON INVESTORS INTERNATIONAL LTD MASTER CIT; LACM

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

EMERGING MARKETS FUND L.P.; LACM EMII, L.P.; LAZARD ASSET MANAGEMENT LLC; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF; LEGG MASON GLOBAL FUNDS PLC; LELAND STANFORD JUNIOR UNIVERSITY; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; MACKENZIE EMERGING MKT CLASS; MACKENZIE EMERGING MARKETS OPPORTUNITIES FUND; MAJOR LEAGUE BASEBALL PLAYERS PENSION PLAN; MANAGED PENSION FUNDS LIMITED; MANULIFE ASSET MANAGEMENT UCITS SERIES ICAV; MANULIFE GLOBAL FUND; MASSACHUSETTS INSTITUTE OFTECHNOLOGY; MERCER QIF FUND PLC; MFS EMERGING MARKETS EQUITY TRUST; MGI FUNDS PLC; MONTANA BOARD OF INVESTMENTS; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY INST FD INC EM MKTS PORTFOLIO; MORGAN STANLEY INV MAN EMERG MKTS TRUST; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NOMURA MULTI MANAGERS FUND III—EMERGING MARKETS EQUITY; NORGES BANK; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NORTHWESTERN MUTUAL SERIES FUND, INC.- E.M.E.P.; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI-QM

COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; OMERS ADMINISTRATION CORPORATION; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD.; PARAMETRIC EMERGING MARKETS CORE FUND; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND; PICTET—EMERGING MARKETS INDEX; PICTET—EMERGING MARKETS SUSTAINABLE EQUITIES; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; PIMCO EQUITY SERIES:PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; RSQ INTERNATIONAL EQUITY FUND; RUSSELL INSTITUTIONAL FUNDS,LLC- RUSSELL GLOBAL LISTED I F; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SEMPRA ENERGY PENSION MASTER TRUST; SPDR S&P EMERGING MARKETS ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMES S PLACE GLOBAL EMERGING MARKETS UNIT TRUST; STATE OF IND PUBLIC EMPL RET FUND; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET GLOBAL ADVISORS LUX SICAV—S S G E M I E FUND; ST LT DEP SCOTTISH WIDOWS TRKS LAT AMR FUND; STE STREET TRUS LTD ATF SWIP CAP TRUST; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; STICHTING PGGM DEPOSITARY; SUNSUPER SUPERANNUATION FUND; TD EMERALD HEDGED ALL COUNTRY

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

WORLD INDEX EQUITY POOLED F T; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RET. SYSTEMS OF LOUSIANA; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEXAS MUNICIPAL RETIREMENT SYSTEM; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVESTMENT FD PLA; THE BAR EM MKTS UM FD SF BAR LATIN AMERICA; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA ENDOWMENT; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS;. THE GE UK PENSION COMMON INVESTMENT FUND; THE GENESIS EMERG.MARKETS INVEST. CO SICAV; THE HARTFORD GLOBAL ALL ASSET FUND; THE HONEYWELL INTL INC MASTER RETIREMENT TRUST; THE LATIN AMERICAN DISCOVERY FUND, INC.; TMT BK OF J, LTD. AS T FOR RUSSELL EMER DIVID G MOTHER FUND; THE MASTER TR BK OF JAPAN, LTD. AS TR OF E C S ACT MO FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB300041293-S; THE MASTER TRUST BANK OF JAPAN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUND; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE SEVENTH SWEDISH NATIONAL PENSION FUND—AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE UNIVERSAL INST F I EM MARK EQ PORTFOLIO; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY I F; TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.; TRINITY HEALTH CORPORATION; TRINITY HEALTH PENSION PLAN; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; UAW RETIREE MEDICAL BENEFITS TRUST; UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD GLOBAL EQ FUND,A S.O.V.HORIZON FUNDS; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO;

VARIABLE I PROD F II INTERNATIONAL CAP APPRECIATION PORTFOLIO; VIRGINIA RETIREMENT SYSTEM; VKF INVESTMENTS LTD; VONTOBEL EMERGING MARKETS I FUND S I OF THE S M-S FUND, L.P.; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INVESTMENT MANAGEMENT CO. LLC; VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WILLIAM BLAIR SICAV; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

FUNDO DE INVESTIMENTO EM AÇÕES IP SELEÇÃO

FLÁVIO CESAR MAIA LUZ – member of the Fiscal Council

MARIO PROBST – member of the Fiscal Council

NILSON MARTINIANO MOREIRA – member of the Fiscal Council

ALESSANDRO DECIO FARKUH – representative from the Appraisal Firm

ANDRÉ MOOR WHITAKER DE ASSUMPÇÃO – representative from the Appraisal Firm

MÁRIO ALVES VASCONCELOS NETO – representative from the Appraisal Firm

LUIZ ANTONIO DE SAMPAIO CAMPOS – Chairman of the Meeting

SANDRA LÓPEZ GORBE – Secretary of the Meeting

(Minutes of the Extraordinary General Shareholder’s Meeting held on August 3, 2016)

Annex to the Minutes of the Extraordinary General Shareholders Meeting, held in August 3, 2016

In accordance with the terms of CVM Instruction 480, of December 7, 2009, as amended, notably Article 21, paragraph 6th and Article 30, paragraph 4th, ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) hereby informs the approvals, rejections and abstentions for each discussed matter:

1.	Approval of the acquisition, through the Company’s wholly owned subsidiary, Ipiranga Produtos de Petróleo S.A., directly or indirectly, of the total capital stock of Alesat Combustíveis S.A., and the assets comprising its operations.

Number of votes “for”	371,583,850
Number of votes “against”	3,931
Number of abstentions	5,144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of Extraordinary General Shareholders’ Meeting held on August 3, 2016)